Exhibit 12.1

LSC COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years ended December 31,
	2017	2016	2015	2014	2013
Earnings available for fixed charges:
(Loss) earnings from continuing operations before income taxes	$(44)	$157	$138	$88	$137
Add: Fixed charges before capitalized interest	87	31	9	8	7
Add: Amortization of capitalized interest	1	1	—	—	—
Total earnings available for fixed charges	$44	$189	$147	$96	$144
Fixed charges:
Interest expense	$72	$18	$—	$—	$—
Interest portion of rental expense	15	13	10	9	8
Total fixed charges before capitalized interest	87	31	10	9	8
Capitalized interest	1	—	—	—	—
Total fixed charges	$88	$31	$10	$9	$8
Ratio of earnings to fixed charges	0.50	6.10	14.70	10.67	18.00

In 2017, earnings (loss) were inadequate to cover fixed charges by $44 million due to certain charges in the year.